Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 9 DATED JULY 1, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated January 5, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of Our Public Offering; and
•	Asset Acquisitions.

Status of Our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on January 6, 2016.

As of July 1, 2016, we had raised total gross offering proceeds of approximately $21.2 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 2.12 million of our common shares.

The Offering is expected to terminate on or before January 6, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise Insight One, LLC

On June 27, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Fundrise Insight One, LLC (the “RSE Insight Controlled Subsidiary”), for an initial purchase price of $3,438,986, which is the initial stated value of our equity interest in the RSE Insight Controlled Subsidiary (the “RSE Insight Investment”). The RSE Insight Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized low-rise multifamily property totaling 76 units located Fort Belvoir, VA, located at 9190 Richmond Highway, Fort Belvoir 22060 (the “Canterbury Property”). The closing of both the initial RSE Insight Investment and the Canterbury property occurred concurrently.

The RSE Insight Controlled Subsidiary is managed by the principals of FI One Co Invest LLC (“Insight”). Insight is a subsidiary of Insight Property Group, a Washington, DC based owner and developer of mixed-use and multifamily properties in the Mid-Atlantic region. Insight Property Group was founded in 2009, its founders have more than 50 years of experience and have acquired and/or developed in excess of 15,000 apartments and condominiums during that time.

Pursuant to the agreements governing the RSE Insight Investment (the “RSE Insight Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE Insight Controlled Subsidiary, including the Canterbury Property. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Insight Investment, paid directly by the RSE Insight Controlled Subsidiary.

While the RSE Insight Controlled Subsidiary currently has acquired only one asset, the Canterbury Property, we expect that the RSE Insight Controlled Subsidiary will acquire additional assets that are expected to require us to make additional equity investments in the future.

The Canterbury Property, which is held through Canterbury Owner LLC, a wholly-owned subsidiary of the RSE Insight Controlled Subsidiary, was acquired for a purchase price of approximately $9,600,000. Insight anticipates additional hard costs of approximately $840,871 to complete the value-add plan, including the planned renovation of approximately 75% the total units, as well as additional soft costs and financing costs of approximately $500,155, bringing the total projected project cost for the Canterbury Property to approximately $11,041,026. To finance the acquisition and renovation of the Canterbury Property, a $7,200,000 senior secured loan, with a seven (7) year initial term at a 3.5% interest rate with two-years interest only, was provided by New York Community Bank (the “Canterbury Senior Loan”), with the remaining equity contributions to the RSE Insight Controlled Subsidiary being contributed 95% by the Company and 5% by Insight and its affiliates.

As of the closing date, the Canterbury Senior Loan had an approximate LTC ratio of 65.2%. LTC, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Canterbury Property consists of two (2) three-story walk-up apartment buildings containing 76 dwelling units. Onsite amenities at the property include a playground, volleyball court, exercise room, central laundry room, and leasing office. In addition, the property contains additional unused land that provides the potential for the future development of an additional building which could further increase the future value of the property.

Of the Canterbury Property’s 76 units, 4 units have been previously renovated in 2009. These previously renovated units are achieving a premium of approximately 10-15% in total rent. At closing, Insight budgeted approximately $10,000 per unit for interior renovations for an estimated 56 units, or roughly 75% of the total Canterbury Property units. The Company has forecasted an increase in rent of approximately $150 per unit per month upon completion of the renovations, which the Company believes would result in a projected increase in property value of approximately 15% over a seven year period; however, there can be no assurance that such increase in rent or value will be achieved.

The Fort Belvoir region benefits heavily from the Fort Belvoir Army Base, the largest employer in Fairfax County (home to nearly twice as many workers as the Pentagon). As part of the BRAC program established by the US Department of Defense in 2005, Fort Belvoir is scheduled to add another 17,000 more new jobs by 2030. This stable job growth is expected to result in as many as 56,844 employees plus their families needing to live off-base and has created increasing demand for residential real estate, both for sale homes, as well as multifamily rental apartments. Because of the relative limited supply of class B apartments, as well as the lack of land available for development, we believe that not only will the Canterbury Property experience increasing demand which may result increasing rents, over the next 5-7 years but the property is also protected from the broader effects of class A multifamily oversupply in the Washington, DC region and potential macro-economic shifts that could negatively impact multifamily apartment values.